                             MATERIAL CHANGE REPORT


      ITEM 1.     REPORTING ISSUER

                  The reporting issuer filing this material change report is Kinross Gold Corporation ("Kinross").

      ITEM 2.     DATE OF MATERIAL CHANGE

                  December 4, 2003

      ITEM 3.     PRESS RELEASE

                  Press release was issued by Kinross in Toronto on December 4, 2003 with respect to the material change and filed via SEDAR.

      ITEM 4.     SUMMARY OF MATERIAL CHANGE
                  Kinross Gold Corporation and Bema Gold Corporation ("Bema") announced that their respective boards of directors had approved the recommencement of gold operations at the Refugio heap leach mine located near Copiapo, Chile.
                  In addition, Kinross also announced that at its 100%-owned Kettle River operation located in Washington State, the mill was being prepared for a restart about mid-December with approximately 15,000 tons of ore, grading approximately 0.30 ounces of gold per ton, that had been delivered to the mill from the Emmanuel Creek zone at the K2 mine. Kinross also provided an update on exploration activities at Emmanuel Creek and released results of the diamond drill program at the property.

      ITEM 5.     FULL DESCRIPTION OF MATERIAL CHANGE

                  See attached press release dated December 4, 2003.

      ITEM 6. RELIANCE ON SECTION 75(3) OF THE SECURITIES ACT (ONTARIO) AND ANALOGOUS SECURITIES LEGISLATION OF EACH OF THE OTHER PROVINCES OF CANADA.

                  N/A

      ITEM 7.     OMITTED INFORMATION

                  N/A

      ITEM 8.     SENIOR OFFICER

                  Ms. Shelley M. Riley
                  Corporate Secretary
                  Telephone: (416) 365-5198
                  Facsimile: (416) 365-0237

     ITEM 9.      STATEMENT OF SENIOR OFFICER

                  The foregoing accurately discloses the material change referred to herein.


     DATED at Toronto this 5th day of December, 2003.



                                        KINROSS GOLD CORPORATION


                                               PER: Shelley M. Riley
                                                    ----------------
                                               Shelley M. Riley
                                               Corporate Secretary

           KINROSS AND BEMA PLAN TO RECOMMENCE GOLD MINING AT REFUGIO

                           KINROSS KETTLE RIVER UPDATE


TORONTO, ONTARIO, DECEMBER 4, 2003...KINROSS GOLD CORPORATION (TSX-K; NYSE-KGC) ("KINROSS") AND BEMA GOLD CORPORATION (TSX-BGO; AMEX-BGO; AIM-BAU) ("BEMA") are pleased to announce that their respective boards of directors have approved the recommencement of gold operations at the Refugio heap leach mine located near Copiapo, Chile.

Compania Minera Maricunga ("CMM") owns the Refugio mine and is owned 50% by Kinross (the operator) and 50% by Bema. The Refugio mine had been placed on care and maintenance in May 2001 due to low gold prices and has produced declining amounts of gold from residual leaching of existing heaps since that time. During the past year, a 56,000 metre drill program was successful in expanding reserves to justify a greater than 25% expansion of daily throughput compared to historic production levels. Initially, the Verde pits are scheduled to produce 40,000 tonnes of ore per day, which will be crushed and placed on the leach pads. Subsequently, the new Pancho pit, expected to be mined at 35,000 tonnes of ore per day, will extend the mine-life to approximately 10 years at an assumed gold price $350 per ounce. Life-of-mine annual gold production is expected to range from 230,000 to 260,000 ounces on a 100% basis at total cash costs averaging approximately $225 per ounce.

Production is expected to recommence late in the fourth quarter of 2004. Initial capital costs on a 100% basis for the expanded project are estimated at approximately $71 million to repair and replace critical components of the existing infrastructure, increase reliability, improve serviceability and provide a safe and efficient work environment. In addition, a new mining fleet will be purchased and is expected to be financed through a capital lease of approximately $30 million. Major capital items include plant modifications and upgrades, the purchase of a new mining fleet and a modest pre-stripping program. A 110-kilometre power line connected to the Chilean grid will replace the previous diesel generated power. Kinross is currently evaluating various financing opportunities for its 50% of capital contributions.

The combination of improved gold prices and expanded reserves have resulted in robust economics for the expanded project. At the base case gold price of $350 per ounce, the proven and probable reserves (100% basis) are estimated at 124,054,000 tonnes at a grade of 0.86 grams of gold per tonne for 3,433,000 ounces of gold. The base case project economics indicate a pre-tax internal rate of return ("IRR") of almost 22% and a payback of approximately 3.8 years. The sensitivity analysis of the project economics yields an IRR of approximately 34% and a payback of 2.6 years at the current gold price of $400 per ounce.

Bob Buchan, President and CEO of Kinross stated, "During its previous operating history, the Refugio mine consistently failed to meet expectations due primarily to poor design and construction compounded by declining gold prices; however, the grade, tonnage and metallurgy of the ore consistently met expectations. We are particularly pleased in this improved gold price environment, to be able to recommence operations at Refugio with a substantial capital program to address the previous deficiencies, thereby allowing the operation to reach its true potential."

At Kinross' 100%-owned Kettle River operation located in Washington State, the mill is being prepared for a restart about mid-December with approximately 15,000 tons of ore, grading approximately 0.30 ounces of gold per ton, that has been delivered to the mill from the Emmanuel Creek zone at the K2 mine. In addition, Kinross is pleased to provide an update on exploration activities at Emmanuel Creek where the recently discovered West zone, located adjacent to existing underground workings, has returned the following diamond drill results, assuming a cut-off grade of 0.10 ounces per ton:

                                             GRADE                                                           GRADE
           HOLE ID    INTERVAL       FEET    UNCUT                         HOLE ID    INTERVAL       FEET    UNCUT
                      FROM   TO             (OZ/TON)                                  FROM   TO             (OZ/TON)
----------------------------------------------------            ----------------------------------------------------
   WZ99N-602-1        17.5    29      11.5    0.247                WZ99N-620-4          66   110      44.0    0.533
                                                                                       154   174      20.0    1.320
   WZ99N-604-1          11  36.6      25.6    0.764
                                                                   WZ99N-620-5          47    79      32.0    0.282
   WZ99N-606-1           8  14.7       6.7    0.430
                      41.1    51       9.9    0.283                WZ99N-625-1          20    25       5.0    0.961
                                                                                        45    85      40.0    0.334
   WZ99N-608-1           0    20        20    0.231                                    105 135.8      30.8    0.219

   WZ99N-608-2           0   114       114    0.530                WZ99N-625-2          87   129      42.0    0.495
INCLUDING                0  30.4      30.4    0.397
                      56.5   114      57.5    0.789                WZ99N-625-3          50    55       5.0    0.398
                                                                                      69.6    77       7.4    0.244
   WZ99N-608-3          23   100        77    0.271                                     85    90       5.0    0.228
         INCLUDING      23    54        31    0.390                                  164.8 169.9       5.1    0.401
                        69   100        31    0.241
                                                                   WZ99N-625-4        27.5    49      21.5    0.208
   WZ99N-608-4        16.3  26.5      10.2    0.902                                    105   130      25.0    0.167

   WZ99N-610-1          20    29         9    0.305                WZ99N-630-1          10  14.2       4.2    0.287
                                                                                      33.5  43.5      10.0    0.478
   WZ99N-612-1        19.8  34.5      14.7    0.244                                     57    69      12.0    0.274
                      75.8   101      25.2    0.271
                                                                   WZ99N-630-2          13    26      13.0    0.268
   WZ99N-612-2          45    89      44.0    0.433                                   91.5 115.5      24.0    0.181

   WZ99N-612-3        56.5  65.5      10.0    0.502                WZ99N-640-1       212.6 243.3      30.7    0.115
                       110 122.5      12.5    0.197
                                                                   WZ99N-640-2        23.5  35.5      12.0    0.177
   WZ99N-615-1           0    21      21.0    0.162                                     50    67      17.0    0.470
                        21    81      60.0    0.406
                       162   167       5.0    0.241                WZ99N-640-3           0    10      10.0    0.422
                                                                                       130   140      10.0    0.361
   WZ99N-615-2          35    62      27.0    0.403                                    395   415      20.0    0.349
                                                                                       465   470       5.0    0.393
   WZ99N-615-3           5  22.9      17.9    0.166
                      34.5  43.5       9.0    0.232                WZ99N-640-4           0    30      30.0    0.273
                      64.4    75      10.6    0.230                                     69    81      12.0    0.405
                        89 119.5      30.5    0.779                                    169   189      20.0    0.725

   WZ99N-615-4           0    20      20.0    0.187                WZ99N-640-5           0    19      19.0    0.484
                        60   110      50.0    0.670                                     59    75      16.0    0.457

   WZ99N-615-5        53.5  68.9      15.4    0.382                WZ86N-612-1          93   103        10    0.260

   WZ99N-615-6          93 150.2      57.2    0.457                WZ86N-614-1          90 112.7      22.7    0.239
                                                                                       153   177        24    0.414
   WZ99N-615-7          28    46      18.0    0.308
                                                                   WZ102-630-1       256.6 259.8       3.2    0.371
   WZ99N-620-1          31    61      30.0    0.181                  NB03-25          52.3    59       6.7    0.520
                                                                                       288   308        20    1.990
   WZ99N-620-2           0    29      29.0    0.885                  NB03-26           129 170.5      41.5    0.537

A reserve and resource estimate for the West zone is currently in process and the zone is expected to be accessed by underground workings in the near term.

THE QUALIFIED PERSONS AS DEFINED IN NATIONAL POLICY 43-101 FOR REFUGIO ARE W. HANSON, PGEO, AND R. COOPER, PENG, AND FOR KETTLE RIVER ARE D. HUSSEY, PGEO, AND
M. BELANGER, PGEO.


--------------------------------------------------------------------------------
This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Kinross, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Redevelopment of Refugio is subject to the successful implementation of an economically viable mining plan, obtaining the necessary permits and approvals from various regulatory authorities, and compliance with operating parameters established by such authorities. Important factors that could cause actual results to differ materially from Kinross' expectations are disclosed under the heading "Risk Factors" and elsewhere in Kinross' documents filed from time to time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities. All dollar amounts are expressed in US dollars unless otherwise stated.

         For further information from Kinross, e-mail info@kinross.com or contact:


    ROBERT M. BUCHAN                       GORDON A. MCCREARY
    President and                          Vice President
    Chief Executive Officer                Corporate Affairs
    Tel. (416) 365-5650                    Tel. (416) 365-5132

                                      -30-






     52nd Floor, Scotia Plaza, 40 King Street West, Toronto, Ontario M5H 3Y2
                   Telephone (416) 365-5123 Fax (416) 363-6622